UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

AMKOR TECHNOLOGY, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

031652100

(CUSIP Number)

James J. Kim

2045 East Innovation Circle

Tempe, Arizona 85284

Telephone: (480) 575-7253

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Richard D. Rosen, Esq.

Cohen & Grigsby, P.C.

Mercato – Suite 6200

9110 Strada Place.

Naples, FL 34108-2938

Telephone: (412) 297-4927

See Item 1

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No.    031652100

1.	Names of Reporting Persons. James J. Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 52,115,130 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 52,115,130 shares
	10.	Shared Dispositive Power. 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 52,115,130 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 21.8%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No.    031652100

1.	Names of Reporting Persons. James J. Kim, as trustee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 5,411,098 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 15,378,162 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 15,378,162 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 6.4%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No.    031652100

1.	Names of Reporting Persons. Agnes C. Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 23 shares
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power. 23 shares
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 23 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.0%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No.    031652100

1.	Names of Reporting Persons. John T. Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 183,750 shares
	8.	Shared Voting Power. 25,674,640 shares
	9.	Sole Dispositive Power. 183,750 shares
	10.	Shared Dispositive Power. 25,674,640 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 25,858,390 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 10.8%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No.    031652100

1.	Names of Reporting Persons. John T. Kim, as Trustee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 17,212,458 shares
	8.	Shared Voting Power. 27,220,855 shares
	9.	Sole Dispositive Power. 7,245,394 shares
	10.	Shared Dispositive Power. 41,908,562 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 49,153,956 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 20.5%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No.    031652100

1.	Names of Reporting Persons. David D. Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 6,189,831 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 6,189,831 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 6,189,831 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 2.6%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No.    031652100

1.	Names of Reporting Persons. David D. Kim, as Trustee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 2,698,513 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 2,698,513 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,698,513 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.1%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No.    031652100

1.	Names of Reporting Persons. Susan Y. Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 6,119,215 shares
	8.	Shared Voting Power. 25,674,640 shares
	9.	Sole Dispositive Power. 6,119,215 shares
	10.	Shared Dispositive Power. 25,674,640 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 31,793,855 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 13.3%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No.    031652100

1.	Names of Reporting Persons. Susan Y. Kim, as Trustee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 2,763,293 shares
	8.	Shared Voting Power. 25,885,742 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 32,102,783 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 32,102,783 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 13.4%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No.    031652100

1.	Names of Reporting Persons. John T. Kim Trust of December 31, 1987
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 7,245,394 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 7,245,394 shares
	10.	Shared Dispositive Power. 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 7,245,394 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 3.0%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No.    031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Kim Panichello
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 2,733,333 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 2,733,333 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,733,333 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.1%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No.    031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Mary Panichello
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 2,733,333 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 2,733,333 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,733,333 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.1%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No.    031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan James Panichello
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 2,733,334 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 2,733,334 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,733,334 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.1%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No.    031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 1,345,113 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power 1,345,113 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,345,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.6%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No.    031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 1,345,113 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,345,113 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,345,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.6%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No.    031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 1,345,113 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,345,113 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,345,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.6%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No.    031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 1,345,113 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,345,113 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,345,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.6%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No.    031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 1,345,113 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,345,113 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,345,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.6%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No.    031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 1,335,113 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,335,113 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,335,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.6%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No.    031652100

1.	Names of Reporting Persons. James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 1,363,400 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,363,400 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,363,400 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.6%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No.    031652100

1.	Names of Reporting Persons. James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 1,363,400 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,363,400 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,363,400 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.6%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No.    031652100

1.	Names of Reporting Persons. James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 1,363,400 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,363,400 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,363,400 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.6%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No.    031652100

1.	Names of Reporting Persons. James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 2,726,800 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 2,726,800 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,726,800 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.1%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No.    031652100

1.	Names of Reporting Persons. James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 1,363,400 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,363,400 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,363,400 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.6%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No.    031652100

1.	Names of Reporting Persons. The James and Agnes Kim Foundation, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Pennsylvania Non-Profit Corporation
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,150,000 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 1,150,000 shares
	10.	Shared Dispositive Power. 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,150,000 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.5%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No.    031652100

1.	Names of Reporting Persons. 915 Investments, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Pennsylvania Limited Partnership
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 49,594,980 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 49,594,980 shares
	10.	Shared Dispositive Power. 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 49,594,980 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 20.7%
14.	Type of Reporting Person (See Instructions). PN

CUSIP No.    031652100

1.	Names of Reporting Persons. John T. Kim 2007 Children’s Trust UA dated 12/28/07
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 315,000 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 315,000 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 315,000 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.1%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No.    031652100

1.	Names of Reporting Persons. Sujoda Investments, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 6,189,831 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 6,189,831 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 6,189,831 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 2.6%
14.	Type of Reporting Person (See Instructions). PN

CUSIP No.    031652100

1.	Names of Reporting Persons. Susan Y. Kim 2012 Irrevocable Trust U/A dated 7/26/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 2,779,777 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 2,779,777 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,779,777 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.2%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No.    031652100

1.	Names of Reporting Persons. John T. Kim 2012 Generation-Skipping Trust U/A dated 12/11/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,957,350 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,957,350 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,957,350 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.8%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No.    031652100

1.	Names of Reporting Persons. John T. Kim 2012 Irrevocable Trust U/A dated 12/11/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 9,967,064 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 9,967,064 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 9,967,064 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 4.2%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No.    031652100

1.	Names of Reporting Persons. James J. Kim 2013 Qualified Annuity Trust U/A dated 5/17/13
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 3,220,433 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 3,220,433 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 3,220,433 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.3%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No.    031652100

1.	Names of Reporting Persons. James J. Kim 2014 Qualified Annuity Trust U/A dated 10/13/14
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 233,315 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 233,315 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 233,315 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.1%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No.    031652100

1.	Names of Reporting Persons. Susan Y. Kim 2015 Irrevocable Trust U/A Dated March 16, 2015
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 2,448,293 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 2,448,293 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,448,293 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.0%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No.    031652100

1.	Names of Reporting Persons. Sujochil, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 19,484,809 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 19,484,809 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 19,484,809 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 8.1%
14.	Type of Reporting Person (See Instructions). PN

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 12 (the “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2005, as amended by Amendment No. 1 filed with the Commission on April 4, 2008, Amendment No. 2 filed with the Commission on March 19, 2009, Amendment No. 3 filed with the Commission on April 16, 2009, Amendment No. 4 filed with the Commission on February 5, 2010, Amendment No. 5 filed with the Commission on March 28, 2011 Amendment No. 6 filed with the Commission on March 28, 2011, Amendment No. 7 filed with the Commission on March 24, 2013, Amendment No. 8 filed with the Commission on March 28, 2014, Amendment No. 9 filed with the Commission on March 30, 2015, Amendment No. 10 filed with the Commission on March 30, 2016 and Amendment No. 11 filed with the Commission on January 20, 2017 by the reporting persons who then constituted the Group and relates to the common stock, $0.001 par value per share (the “Common Stock”), of Amkor Technology, Inc., a Delaware corporation (“Amkor” or the “Issuer”). The principal executive offices of Amkor are located at 2045 East Innovation Circle, Tempe, Arizona 85284, previously having been located at 1900 South Price Road, Chandler, Arizona 85286.

This Amendment is being filed to report (i) on February 22, 2017, the James J. Kim 2014 Qualified Annuity Trust U/A dated 10/13/14 distributed 53,105 shares of the Issuer’s Common Stock to James J. Kim, (ii) on March 2, 2017, the John T. Kim 2012 Irrevocable Trust U/A Dated 12/11/12 distributed 1,687,829 shares of the Company’s Common Stock to the John T. Kim Trust of December 31, 1987, (iii) on August 11, 2017, the Susan Y. Kim 2015 Irrevocable Trust U/A Dated March 16, 2015 distributed 480,540 shares of the Issuer’s Common Stock to Susan Y. Kim, (iv) on September 11, 2017, the James J. Kim 2013 Qualified Annuity Trust U/A Dated 5/17/13 distributed 686,108 shares of the Issuer’s Common Stock to James J. Kim, (v) on November 15, 2017, the Susan Y. Kim 2012 Irrevocable Trust dated July 26, 2012 distributed 1,661,294 shares to Susan Y. Kim, and (vi) on February 21, 2018, the James J. Kim 2014 Qualified Annuity Trust U/A dated 10/13/14 distributed 63,880 shares of the Issuer’s Common Stock to James J. Kim.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Amendment is being filed by the Group and separately by each of the following persons comprising the Group (each a “Reporting Person”):

i.	James J. Kim

ii.	James J. Kim, as Trustee

iii.	Agnes C. Kim

iv.	John T. Kim

v.	John T. Kim, as Trustee

vi.	David D. Kim

vii.	David D. Kim, as Trustee

viii.	Susan Y. Kim

ix.	Susan Y. Kim, as Trustee

x.	John T. Kim Trust of December 31, 1987

xi.	Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Kim Panichello

xii.	Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Mary Panichello

xiii.	Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan James Panichello

xiv.	Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94

xv.	Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92

xvi.	Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01

xvii.	Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01

xviii.	Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03

xix.	Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05

xx.	James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08

xxi.	James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08

xxii.	James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08

xxiii.	James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08

xxiv.	James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08

xxv.	The James and Agnes Kim Foundation, Inc.

xxvi.	915 Investments, LP, for which James J. Kim is the sole general partner

xxvii.	John T. Kim Children’s Trust UA dated 12/28/07

xxviii.	Sujoda Investments, LP, for which Sujoda Management, LLC is the sole general partner

xxix.	Susan Y. Kim 2012 Irrevocable Trust U/A Dated 7/26/12

xxx.	John T. Kim 2012 Generation-Skipping Trust U/A Dated 12/11/12

xxxi.	John T. Kim 2012 Irrevocable Trust U/A Dated 12/11/12

xxxii.	James J. Kim 2013 Qualified Annuity Trust U/A dated 05/17/13

xxxiii.	James J. Kim 2014 Qualified Annuity Trust U/A dated 10/13/14

xxxiv.	Susan Y. Kim 2015 Irrevocable Trust U/A Dated March 16, 2015

xxxv.	Sujochil, LP

(b) The principal business address for the natural persons listed above, who are all members of the Kim family (the “Kim Family”), and for the trusts for the members of the Kim Family listed above and their descendants (as such trusts are amended, modified or supplemented from time to time, the “Kim Trusts”) is 2045 East Innovation Circle, Tempe, Arizona 85284, previously having been 1900 South Price Road, Chandler, AZ 85286.

The principal business address for The James and Agnes Kim Foundation, Inc. (the “Foundation”) is 1345 Enterprise Drive, West Chester, Pennsylvania 19380. The principal business address for 915 Investments, LP, a Pennsylvania limited partnership (the “915 Partnership”), is 915 Mount Pleasant Road, Bryn Mawr, Pennsylvania 19010. The principal business address for Sujoda Investments, LP (“SI, LP”), a Pennsylvania limited partnership, and Sujochil, LP (“Sujochil”), a Pennsylvania limited partnership , is 854 Mount Pleasant Road, Bryn Mawr, Pennsylvania 19010.

(c)    Attached as Schedule I hereto and incorporated herein by reference is a list containing (a) the present principal occupation or employment and (b) the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each member of the Kim Family. The principal business of the Kim Trusts is purchasing, holding, and selling securities and other assets for investment purposes. The principal business of the Foundation is to receive contributions from donors, make investments and make grants to charitable organizations. The principal business of the 915 Partnership, SI, LP and Sujochil is to serve as a fund through which the assets of its partners will be utilized to invest in, hold and trade in securities and other investments.

(d)    During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    For each Reporting Person, the response to Row 6 on the cover page, indicating the citizenship or place of organization of such person, is incorporated herein by reference.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended to include the following information:

All of the transfers described in Item 1 of Amendment No. 12 were made without additional consideration.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is amended and restated as follows:

All Reporting Persons have acquired such shares for investment purposes and the Reporting Persons will hold all of the shares of Common Stock for investment purposes only. The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors, the Reporting Persons may, from time to time and at any time, decide to increase their investment in the Issuer, including without limitation by acquiring additional shares of Common Stock and/or other equity (including without limitation by conversion of convertible notes), debt, notes, instruments or other securities issued by the Issuer, or related to the securities of the Issuer (collectively, “Securities”), in the open market, by privately negotiated transactions or otherwise. Alternatively, the Reporting Persons may, from time to time and at any time, decide to decrease their investment in the Issuer, including without limitation by disposing of any or all of their Securities in the open market, by privately negotiated transactions or otherwise, or to engage in any hedging or similar transactions with respect to the Securities.

James J. Kim is Executive Chairman and a director of the Issuer and John T. Kim and Susan Y. Kim are each a director of the Issuer. In such capacities, and as stockholders, the Reporting Persons intend to be actively involved in the Issuer’s business, operations and planning and may in the future exercise any and all of their respective rights as stockholders of the Issuer in a manner consistent with their interests as equity owners.

Other than as described above, none of the Reporting Persons has any current plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j), inclusive, of the disclosure items required by Item 4 of the Schedule 13D (although they reserve the right to develop such plans or proposals).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated as follows:

(a)    The response to Row 11 in each Reporting Person’s cover page, indicating the aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person, is incorporated herein by reference. Each Reporting Person states that the filing of this Schedule 13D shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of the shares of Common Stock reported as beneficially owned by the other Reporting Persons in this Schedule 13D. The total number of shares which are beneficially owned by the members of the Group as a group is 137,850,462 or 57.5% of the outstanding shares of Common Stock. The number of shares beneficially owned by the Group includes 278,750 shares which may be acquired pursuant to options that are exercisable within 60 days of February 28, 2018. The ownership percentages were calculated based on 239,367,876 outstanding shares of Common Stock of Amkor as of February 28, 2018 according to the Issuer. Beneficial ownership was increased, as appropriate, to include the shares beneficially owned by each Reporting Person that may be acquired pursuant to options exercisable within 60 days of February 28, 2018.

(b)    For each Reporting Person, the response to Row 7 on the cover page, indicating the number of shares as to which such person has the sole power to vote or to direct the vote is incorporated herein by reference.

For each Reporting Person, the response to Row 8 on the cover page, indicating the aggregate number of shares as to which such person has shared power to vote or to direct the vote, is incorporated herein by reference.

For each Reporting Person, the response to Row 9 on the cover page, indicating the number of shares as to which such person has the sole power to dispose or to direct the disposition is incorporated herein by reference.

For each Reporting Person, the response to Row 10 on the cover page, indicating the number of shares as to which such person has the shared power to dispose or to direct the disposition is incorporated herein by reference.

(c)    See Items 1, 3, 4 and 6.

(d)    Not applicable.

(e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended and restated as follows:

Each of the individuals and trusts listed in Item 2(a) (previously defined as the “Group”) may be deemed a member of a group consisting of members of the Kim Family, the Kim Trusts established for the benefit of James J. Kim’s children and more remote descendents, the Foundation, the 915 Partnership, SI, LP, and Sujochil who each exercise voting or investment power with respect to shares of the Issuer’s Common Stock in concert with other members of the Group. James J. Kim, as general partner of the 915 Partnership, has voting and investment power with respect to the 915 Partnership. Susan Y. Kim, David D. Kim and John T. Kim are members of the general partner of SI, LP. The general partners of Sujochil are John T. Kim and Susan Y. Kim. All of the directors and officers of the Foundation are members of the Kim Family. Accordingly, the Foundation might be expected to vote the shares of Common Stock of the Issuer that the Foundation owns in concert with the Kim Family, the Kim Trusts, the 915 Partnership, SI, LP., and Sujochil.

The James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants, the James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants, the James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants, the James J. Kim 2008 Trust FBO Descendants of John T. Kim and the James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08 are collectively referred to as the “2008 Trusts”. On February 11, 2008, the 2008 Trusts acquired an aggregate of 8,180,400 shares of Common Stock from Agnes C. Kim in a private transaction and financed such purchase by issuing promissory notes (the “2008 Notes”). In connection with the 2008 Notes, the 8,180,400 shares held by the 2008 Trusts have been pledged to Agnes C. Kim as collateral for the 2008 Notes. If an event of default with respect to any of the 2008 Notes occurs, which may include failure to make note payments when due, default in a payment of other borrowed money, distribution of a substantial part of a trust’s property or judgments exceeding $25,000 being entered against a trust, Agnes C. Kim may declare any of the 2008 Notes in default and acquire voting and investment power with respect to the shares pledged as collateral.

On January 12, 2017, the David D. Kim 12/31/87 Revocable Trust sold 19,484,809 shares of the Issuer’s Common Stock to a newly created Pennsylvania limited partnership, Sujochil, LP (“Sujochil”). The general partners of Sujochil are John T. Kim and Susan Y. Kim. The limited partners are John T. Kim, Susan Y. Kim, two irrevocable trusts created by Susan Y. Kim for her descendants and two irrevocable trusts created by John T. Kim for his descendants. Susan Y. Kim and John T. Kim are the co-trustees of all four trusts. The purchase of the shares by Sujochil from the David D. Kim 12/31/87 Revocable Trust was funded by term loans from James T. Kim, Agnes C. Kim and 915 Investments, LP, payable over nine years.

None of the trust agreements or other relevant governing documents relating to the Group prohibit the persons authorized to vote shares of Common Stock of the Issuer from voting the shares of Common Stock of the Issuer held by them, in their discretion, in concert with members of the Kim Family. The 915 Partnership grants James J. Kim, its general partner, sole voting and investment power with respect to all of the securities held by the 915 Partnership. James J. and Agnes C. Kim are husband and wife. James J. Kim and Agnes C. Kim are the parents of Susan Y. Kim, David D. Kim and John T. Kim. The John T. Kim Trust of December 31, 1987 has as its sole trustee John T. Kim. Susan Y. Kim is the parent of Alexandra Kim Panichello, Jacqueline Mary Panichello and Dylan James Panichello and is the co-trustee of each of her children’s trusts along with John T. Kim. John T. Kim is the parent of Allyson Lee Kim and Jason Lee Kim and, except as stated below, is the co-trustee of each of his children’s trusts along with Susan Y. Kim. David D. Kim is co-trustee of the James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08, along with John T. Kim and Susan Y. Kim, and the Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05, along with John T. Kim. James J. Kim and Susan Y. Kim are co-trustees of the James J. Kim 2013 Qualified Annuity Trust U/A dated 05/17/13 and the James J. Kim 2014 Qualified Annuity Trust dated 10/13/14. James J. Kim and John T. Kim are co-trustees of the John T. Kim 2012 Generation-Skipping Trust U/A Dated 12/11/12 and John T. Kim 2012 Irrevocable Trust U/A Dated 12/11/12. Susan Y. Kim, David D. Kim and John T. Kim own 100% of Sujoda Management, LLC, the general partner of SI, LP. The general partners of Sujochil are John T. Kim and Susan Y. Kim.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Exhibit Number	Exhibit Name

99.1	Twelfth Amended and Restated Agreement regarding joint filing

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 21, 2018

/s/ James J. Kim

/s/ James J. Kim, as Trustee

/s/ Agnes C. Kim

/s/ John T. Kim

/s/ John T. Kim, as Trustee

/s/ David D. Kim

/s/ David D. Kim, as Trustee

/s/ Susan Y. Kim

/s/ Susan Y. Kim, as Trustee

John T. Kim Trust of December 31, 1987

By:	/s/ John T. Kim
John T. Kim, as Trustee

Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Kim Panichello

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Mary Panichello

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan James Panichello

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92

By:	/s/ Susan Y. Kim,
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01

By:	/s/ John T. Kim
John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03

By:	/s/ John T. Kim
John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05

By:	/s/ David D. Kim
David D. Kim, as Trustee

James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08

By:	/s/ John T. Kim
John T. Kim, as Trustee

James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08

By:	/s/ David D. Kim
David D. Kim, as Trustee

The James and Agnes Kim Foundation, Inc.

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Secretary

915 Investments, LP

By:	/s/ James J, Kim
James J. Kim, as general partner

John T. Kim Children’s Trust UA dated 12/28/07

By	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Sujoda Investments, LP

By:	/s/ Sujoda Management, LLC, its general partner
By:	/s/ Susan Y. Kim
Susan Y. Kim, as Manager

Susan Y. Kim 2012 Irrevocable Trust U/A Dated 7/26/12

By:	/s/ John T. Kim
John T. Kim, as Trustee

John T. Kim 2012 Generation-Skipping Trust U/A Dated 12/11/12

By:	/s/ James J. Kim
James J. Kim, as Trustee

John T. Kim 2012 Irrevocable Trust U/A Dated 12/11/12

By:	/s/ James J. Kim
James J. Kim, as Trustee

James J. Kim 2013 Qualified Annuity Trust U/A dated 05/17/13

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

James J. Kim 2014 Qualified Annuity Trust U/A dated 10/13/14

By:	/s/ Susan Y. Kim
Susan Y. Kim, as Trustee

Susan Y. Kim 2015 Irrevocable Trust U/A Dated March 16, 2015

By:	/s/ John T. Kim
John T. Kim, as Trustee

Sujochil, LP

By:	/s/ John T. Kim
John T. Kim, as General Partner

By:	/s/ Susan Y. Kim
Susan Y. Kim, as General Partner

SCHEDULE I

ITEM 2.	Name of Person Filing
James J. Kim, individually and as Trustee

	(a)	Present principal occupation or employment: Chairman of Issuer

	(b)	Address of Principal Business Office, or if none, Residence 2045 East Innovation Circle, Tempe, Arizona 85284

ITEM 2.	Name of Person Filing
Agnes C. Kim

	(a)	Present principal occupation or employment: Homemaker

	(b)	Address of Principal Business Office, or if none, Residence 2045 East Innovation Circle, Tempe, Arizona 85284

ITEM 2.	Name of Person Filing
John T. Kim, individually and as trustee

	(a)	Present principal occupation or employment: Private investor and director

	(b)	Address of Principal Business Office, or if none, Residence 2045 East Innovation Circle, Tempe, Arizona 85284

ITEM 2.	Name of Person Filing
David D. Kim, individually and as Trustee

	(a)	Present principal occupation or employment: Private investor

	(b)	Address of Principal Business Office, or if none, Residence 2045 East Innovation Circle, Tempe, Arizona 85284

ITEM 2.	Name of Person Filing
Susan Y. Kim, individually and as Trustee

	(a)	Present principal occupation or employment: Philanthropist and director

	(b)	Address of Principal Business Office, or if none, Residence 2045 East Innovation Circle, Tempe, Arizona 85284

EXHIBIT INDEX

Exhibit Number	Exhibit Name

99.1	Twelfth Amended and Restated Agreement regarding joint filing